RAYMOND JAMES & ASSOCIATES, INC.
5847 San Felipe
Houston, Texas 77057

December 27, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:          MV Oil Trust

MV Partners, LLC

Registration Statement on Form S-1

Registration No. 333-136609

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as representative of the several Underwriters, wishes to advise you that no copies of the preliminary prospectus forming a part of the above-captioned Registration Statement have been distributed to prospective investors prior to the date hereof.  In addition, this will confirm that the undersigned will comply with, and that it has been informed by participating underwriters and dealers that they will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

The undersigned were advised on December 20, 2006 by the Corporate Finance Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of MV Oil Trust and MV Partners, LLC for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective on December 29, 2006 at 2:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

As Representative of the several
Underwriters

		By:	/s/ Scott K. McNeill
		Name:	Scott K. McNeill
		Title:	Senior Vice President

cc:	Ms. Carmen Moncada-Terry
Securities and Exchange Commission